UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response 2.50 SEC FILE NUMBER: 0-21577 CUSIP NUMBER:

(Check one): [ X ] Form 10-K [   ] Form 20-F [   ] Form 11-K [    ] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: January 1, 2005

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part II, Items 6, 7, 7A, 8 and 9A

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Wild Oats Markets, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 3375 Mitchell Lane

City, State and Zip Code: Boulder, Colorado 80301

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file its 2004 Annual Report on Form 10-K by March 17, 2005, the original due date, as additional time is required to complete the preparation of said report, most notably as it relates to the restatement of the Registrant's previously issued financial statements for the years ended December 28, 2002 and December 27, 2003, for certain lease-related accounting errors.  These errors have been previously described in the Registrant's Current Report on Form 8-K filed on February 18, 2005. The Registrant is continuing its evaluation and analysis to correct these errors and is unable at this time to file Items 6, 7, 7A, 8 and 9A of the Annual Report on Form 10-K, without unreasonable effort or expense. Concurrently with the filing of this extension request on Form 12b-25, the Registrant has filed the balance of its Report on Form 10-K on the original due date, noting therein the omitted Items. The Registrant expects to file its annual and interim financial data in its annual report on Form 10-K/A for fiscal year ended January 1, 2005 within the allowable extension period.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Freya R. Brier, SVP & General Counsel	303	440-5220
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

  If answer is no, identify report(s). Yes [ X ] No [    ]

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ X ]* No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As discussed in Part III of this Form 12b-25, the Registrant intends to restate its previously issued financial statements. The Registrant anticipates a material change to the results of operations for fiscal 2003, but is unable to estimate reasonably the anticipated change because it has not completed its evaluation of the impact of lease-related accounting errors.

This notification of late filing contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Such forward-looking statements include the possible impact of various accounting changes described above and review and determination by the Securities and Exchange Commission of the adequacy of restatements, and other factors as are set forth in the Company's SEC filings, including the Annual Report on Form 10-K for the fiscal year ended December 27, 2003, as well as quarterly reports on Form 10-Q for fiscal year 2004. These risk factors may not be an all-inclusive enumeration of the business risks faced by Wild Oats. Wild Oats does not intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.

Wild Oats Markets, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005

By: /s/ Freya R. Brier _________________________________

Freya R. Brier, SVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).